November 19, 2009

Julie Sherman
Accounting Reviewer
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C.  20549

Re:  Comment Letter dated October 21, 2009, File No. 001-15057

Dear Ms. Sherman:

We have received your comment letter dated October 21, 2009.  We have included your comments in this letter and have set forth our response underneath each one of your comments.  If, after reviewing our responses, you require additional supplemental information, we will be happy to provide it.

1.
We note you disclose that you engage an independent third party valuation expert to assist in the allocation of excess purchase price to intangible assets and to determine the intangible assets useful life related to your acquisition of Radix.  Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management.  In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

The Company will expand its disclosure in all future filings to clarify the processes which were used to determine the amounts of the acquired intangible assets. The Company used several sources to assist in determining the fair value of the various intangible assets, including a third party valuation specialist.  All statements and valuations set forth in the filing are those of management, and, although generally consistent with information provided by the independent third party valuation specialist, are not statements by those experts.

2.
Additionally, please provide us with a similar analysis of your acquisition of MBBS S.A. as disclosed on page 16 of your Form 10-Q for the fiscal quarter ended July 31, 2009.  We note that you have provided nearly identical disclosure as it relates to the reliance on a third party valuation expert.

As noted in our response to your Comment No. 1, above, the Company will expand its disclosure in its future filings to include the nature and extent of the processes which were used to determine the amounts of the acquired intangible assets and to indicate management used several sources, including an outside third party valuation specialist.

3.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective “to provide reasonable assurance that information required to be disclosed in our periodic filings under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding require disclosure.”  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  Please also apply this comment to your Form 10-Q for the fiscal quarter ended July 31, 2009.

The Company will remove the language noted in the above comment in all future filings.

4.
We see your disclosure that there were “no significant change in the Company’s internal control over financial reporting or in other factors…subsequent to the date of the evaluation”.  Item 308(T)(b) of Regulation S-K requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm for us in your response whether there were any changes required to be disclosed by Item 308(T)(b) of Regulation S-K for the fiscal quarters ended April 30, 2009 and July 31, 2009.  In addition, please also revise future filings to disclose any changes that meet the requirements of Item 308(T)(b) of Regulation S-K.

The Company confirms that there were no changes to its internal control over financial reporting during the fiscal quarters ended April 30, 2009 and July 31, 2009 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company will also revise all future filings to disclose any changes that are required to be disclosed by Item 308(T)(b) of Regulation S-K.

5.
We note that you present management’s report on internal control over financial reporting on page 50 of the 10-K as required by Item 308T of Regulation S-K.  As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting of the company.  Please refer to Item 601(b)(31) of Regulation S-K and file an amendment to your Form 10-K for the year ended April 30, 2009 that include corrected and newly dated certifications.  This comment also applies to your Form 10-Q for the period ended July 31, 2009.  You may provide an abbreviated amendment for each of your Form 10-K and Form 10-Q that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

The Company will file an abbreviated amendment for each of the Form 10-K and Form 10-Q filings that will address this finding.

6.
We note that you replaced the word “report” with “annual report” in paragraphs 2,3 and 4(a) of the certifications provide with your Form 10-K.  In addition, we noted that you have replaced “report” with “quarterly report” and “registrant” with “small business issuer” in your Form 10-Q for the period ended July 31, 2009.  When you amend your filings, please also revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K without any modifications.  Please also apply this comment to future filings.

The Company will include the revised certifications in its abbreviated amendments on Form 10-K and Form 10-Q in the exact form as set forth in Item 610(b)(31) of Regulation S-K.  The Company will also include the certifications in the exact form in all future filings.

In addition to its responses above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (913) 647-0158 if you have any questions or require additional information.

Sincerely,

/s/ Todd A. Daniels
Todd A. Daniels
Vice President and Chief Financial Officer

cc:  Steve Carman, Husch Blackwell Sanders LLP
       Jim Krezek, McGladrey & Pullen LLP